March 7, 2013

VIA EDGAR AND EMAIL

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Attn: John Reynolds, Assistant Director

Re: California Gold Corp.

Amendment No. 4 to Registration Statement on Form S-1

Filed February 12, 2013

File No. 333-179466

Form 10-K for the Fiscal year Ended January 31, 2012

Filed May 2, 2012

File No. 333-134549

Dear Mr. Reynolds:

On behalf of our client, California Gold Corp. (the “Company”), we are submitting this letter in response to your comments in the letter from you to Mr. James D. Davidson, Chief Executive Officer of the Company, dated February 26, 2013 (the “Letter”). The Company concurrently is filing Amendment No. 5 to the Registration Statement on Form S-1 (the “Amendment”), which incorporates the revisions discussed below.

For your convenience, we have listed below in bold your comments from the Letter, together with responses by us on behalf of the Company. Please note that the responses are based on information provided to us by the Company. In addition, we are enclosing with the copy of this letter being sent to you by email a black lined copy of the Amendment marked against the Form S-1 Amendment No. 4 filed with the Securities and Exchange Commission (the “Commission”) on February 12, 2013.

Use of Proceeds, page 22

1.	We note your response to comment 5 of our letter dated January 18, 2013. Please explain why there are no corporate overhead amounts included under the 75% and 100% scenarios.

Response:	In response to the Staff’s comment, the Company has corrected the corporate overhead amount included under the 100% scenario to reflect the net amount of $4,000 available for corporate overhead after all other expenses, including the full $350,000 amount of the Phase I Drilling Program, have been netted out. We note that under the 75% scenario, all funds raised, net of listed expenses, would be applied towards the Phase I Drilling Program and none would be available for corporate overhead. A sentence has been added to the use of proceeds discussion to clarify this point.

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John Reynolds Securities and Exchange Commission March 7, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Description of Business, page 34

2.	We partially reissue comment 6 of our letter dated January 18, 2013. Please update the disclosure regarding the expenditure in Mexivada approved exploration expenses, as necessary, as of the most recent practicable date, or advise.

Response:	In response to the Staff’s comment, we note that the Company has updated the disclosure regarding the expenditure in its Mexivada exploration program and has clarified that additional expenditures will be reviewed and approved by Mexivada at the end of the exploration year.

Directors, Executive Officers, Promoters and Control Persons, page 45

Executive Officers and Directors, page 45

3.	We note your response to comment 9 of our letter dated January 18, 2013 and the revised disclosure. Please explain the deletion of the disclosure related to Mr. Davidson’s employment with Universal Tech Corp.

Response:	In response to the Staff’s comment, the Company has revised the disclosure relating to Mr. Davidson’s employment to include Universal Tech Corp. This disclosure was deleted from the previous draft in error.

4.	Please disclose all promoters. See Item 404 of Regulation S-K.

Response:	In response to the Staff’s comment and in accordance with the disclosure requirements of Item 404 of Regulation S-K, the Company confirms that it has not had a promoter at any time during the past five fiscal years.

Executive Compensation, page 51

5.	Please update the disclosure in this section to include the most recent fiscal year ended January 31, 2013.

Response:	In response to the Staff’s comment, the Company has updated this disclosure as requested.

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John Reynolds Securities and Exchange Commission March 7, 2013

Certain Relationships and Related Transactios, page 55

6.	Please include your response to comment 11 of our letter dated January 18, 2013 in this section.

Response:	In response to the Staff’s comment, the Company has included its response to comment 11 of your letter dated January 18, 2013 into the Amendment.

Exhibits

7.	We reissue comment 14 of our letter dated January 18, 2013. We continue to note a number of agreements filed as form of agreements. Please file the executed agreements. To the extent you are relying on Instruction 2 to Item 601 of Regulation S-K the schedules should be filed with that exhibit, not separately. However, we note that the schedules provided in exhibit 4.6 do not cover every form of agreement that has been filed.

Response:	In response to the Staff’s comment, the Company has updated and revised its exhibit list and related exhibits with schedules, to comply with item 601 of Regulation S-K.

8.	Please explain why prior Exhibits 4.1 and 10.1 were removed from the exhibits index.

Response:	In response to the Staff’s comment, the Company notes that, with respect to Exhibit 4.1, “Form of Investor Warrant dated July 11, 2007, for purchase of Registrant’s common stock,” although all of the warrants issued under this form of warrant expired on July 11, 2012 without any of them being exercised, as indicated in the prospectus, the Company has added back this Exhibit 4.1 for continuity with the prospectus disclosure. The Company has removed Exhibit 10.1 because it relates to a small private placement in which the Company raised $20,000 for working capital in September 2008, more than four years ago.

Form 10-K for the Fiscal year Ended January 31, 2012

9.	We note your response to comment 15 of our letter dated January 18, 2013. Please file the amended Form 10-K with the revised disclosure.

Response:	In response to the Staff’s comment, the Company intends to file the amended Form 10-K separately.

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John Reynolds Securities and Exchange Commission March 7, 2013

If you have any questions with respect to this letter, please contact me at 212-400-6900. Thank you for your consideration.

Very truly yours,

/s/ Paul C. Levites

Paul C. Levites, Esq.

cc: Pamela Howell, Special Counsel; Ronald E. Alper, Staff Attorney

Securities and Exchange Commission

James D. Davidson, Chief Executive Officer

California Gold Corp.

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